EXHIBIT 99.1

POET Technologies to Present at the Needham Growth Conference on January 13

Announces Appointment of Dr. Robert Ditizio to Lead Expansion of POET’s IP Portfolio

TORONTO, Jan. 07, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that senior management will present at the 24th Annual Needham Growth Conference, which will be held as a virtual event.

Dr. Suresh Venkatesan, the Company’s Chairman & CEO, along with Thomas Mika, Executive Vice President and CFO are scheduled to present on Thursday, January 13, 2022 at 5:00 p.m. ET in a session that will be moderated by Alex Henderson, Needham’s Senior Networking Technology Analyst. Mr. Mika will be available throughout the Conference on January 11-13 to host meetings with participating investors.

Portfolio managers and analysts who would like to request a meeting with management should email conferences@needhamco.com or contact their Needham representative. A live audio webcast and archived replay of the Company’s presentation will be made available on the Events and Presentations page of POET’s investor relations website.

Appoints Vice President of Intellectual Property
Additionally, the Company announced its recent appointment of Dr. Robert Ditizio to Vice President of Intellectual Property. Previously serving in a consulting capacity for the Company since 2017, he assumed a permanent role in December 2021 to lead continued expansion of POET’s intellectual property portfolio, primarily related to the POET Optical Interposer platform. Dr. Ditizio has over 20 years of IP portfolio management expertise and expansive knowledge of materials and semiconductor processing technology.

Dr. Ditizio holds 10 patents in the areas of semiconductor materials and processing technology, as well as authored and contributed to numerous technical publications in related fields of work. He holds BS, MS, and PhD degrees in Engineering Science from The Pennsylvania State University and an MBA from the Sonoma State University.

Settlement of Debt for Shares
In connection with its marketing campaign with AGORACOM, the Company intends to issue 38,523 common shares at yesterday’s closing price of C$0.88 to settle fees of C$30,000 plus HST for services rendered. The issuance of these common shares will be the final of tranche of an agreed five tranches of common shares to be issued to AGORAM in lieu of cash payment for their services. The issuance of these common shares is subject to the TSX Venture Exchange policies and regulatory approvals.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075